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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*

                               MOVADO GROUP, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)



                                   624580 10 6
                                 (CUSIP Number)


                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                   Page 1 of 8

                                                        CUSIP NO.: 624580 10 6


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gedalio Grinberg
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

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3.       SEC USE ONLY


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4.       CITZENSHIP OR PLACE OF ORGANIZATION                    United States


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NUMBER OF                       (5)     SOLE VOTING POWER

SHARES                                  1,448,989
                                ------------------------------------------------
BENEFICIALLY                    (6)     SHARED VOTING POWER

OWNED BY                                246,399
                                ------------------------------------------------
EACH                            (7)     SOLE DISPOSITIVE POWER

REPORTING                               1,448,989
                                ------------------------------------------------
PERSON                          (8)     SHARED DISPOSITIVE POWER

                                        246,399
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONAL

                  1,695,388
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES

                                                                [_]
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.2%
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12       TYPE OF REPORTING PERSON

                  IN
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                                   Page 2 of 8

                                                        CUSIP NO.: 624580 10 6


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Efraim Grinberg
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3.       SEC USE ONLY


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4.       CITZENSHIP OR PLACE OF ORGANIZATION                    United States


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NUMBER OF                       (5)     SOLE VOTING POWER

SHARES                                  1,782,981
                                ------------------------------------------------
BENEFICIALLY                    (6)     SHARED VOTING POWER

OWNED BY                                3,360,263
                                ------------------------------------------------
EACH                            (7)     SOLE DISPOSITIVE POWER

REPORTING                               1,782,981
                                ------------------------------------------------
PERSON                          (8)     SHARED DISPOSITIVE POWER

                                        3,360,263
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONAL

                  5,143,244
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES

                                                                [_]
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  22.2%
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12       TYPE OF REPORTING PERSON

                  IN
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                                   Page 3 of 8

                                                        CUSIP NO.: 624580 10 6


Item 1(a)           NAME OF ISSUER:

                    Movado Group, Inc.

Item 1(b)           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    650 From Road
                    Paramus, New Jersey 07652

Item 2(a)           NAME OF PERSONS FILING:

                    Gedalio Grinberg
                    Efraim Grinberg

Item 2(b)           ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    650 From Road
                    Paramus, New Jersey 07652

Item 2(c)           CITIZENSHIP:

                    United States citizens.

Item 2(d)           TITLE OF CLASS OF SECURITIES:

                    Common Stock, par value $.01 per share

Item 2(e)           CUSIP NO.:

                    624580 10 6

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), OR (C) CHECK WHETHER THE PERSON FILING IS A:

                    This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b)

Item 4              OWNERSHIP:

         (a)        Amount Beneficially Owned:

                    Gedalio Grinberg:   1,695,388  shares
                    Efraim Grinberg:    5,143,244   shares


                                     4 of 8
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                                                        CUSIP NO.: 624580 10 6


         (b)        Percent of Class:

                    Gedalio Grinberg:    8.2%
                    Efraim Grinberg:    22.2%

         (c)        Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote:

                          Gedalio Grinberg:     1,448,989
                          Efraim Grinberg:       1,782,981

                    (ii)  Shared power to vote or to direct the vote:

                          Gedalio Grinberg:      246,399
                          Efraim Grinberg:     3,360,263

                    (iii) Sole power to dispose or to direct the
                          disposition of:

                          Gedalio Grinberg:     1,448,989
                          Efraim Grinberg:       1,782,981

                    (iv) Shared power to dispose or to direct the disposition of:

                          Gedalio Grinberg:       246,399
                          Efraim Grinberg:      3,360,263

(1)   Of the  1,695,388  shares  reported  as  beneficially  owned  by  Mr.  G.
Grinberg: 11,450 are shares of Common Stock, par value $.01 per share ("Common Stock") owned by Mr. G. Grinberg individually over which he has sole investment and voting power; 54,032 are shares of Common Stock held under the 401(k) Plan of Movado Group, Inc. (the "Company"), the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg both of whom have shared investment and voting power as to such shares; 82,176 are shares of Common Stock held under the Company's Stock Bonus Plan, for which Mr. G. Grinberg and Mr. E. Grinberg are co-trustees with Frank Kimick and Vivian D'Elia, and as to which shares they have shared investment and voting power; and 10,000 are shares of Common Stock held by a charitable remainder unit trust for which Mr. G. Grinberg is a co-trustee together with Mr. Andrew Weiss. As co-trustee, Mr. G. Grinberg has shared investment and voting power with respect to those shares. The balance of Mr. G. Grinberg's shares are shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), convertible on a one-for-one basis into shares of Common Stock, including: 1,399,539 shares which he owns individually and over which he has sole investment and voting power; 100,191 shares owned by The Grinberg Family Foundation, a non-profit corporation of which Mr. G. Grinberg, his wife and three children are the directors and as to which shares these individuals have shared investment and voting power; and 38,000 shares

                                                        CUSIP NO.: 624580 10 6


owned by CAP I Partners L.P., a limited partnership of which CAP I Partners LLC is the general partner. Mr. G. Grinberg, as the managing member of CAP I Partners LLC, has the sole power to vote and dispose of the shares owned by CAP I Partners L.P. Mr. G. Grinberg disclaims beneficial ownership of the shares owned by The Grinberg Family Foundation, the shares held under the Company's Stock Bonus Plan and its 401(k) Plan and the shares owned by CAP I Partners L.P. except to the extent of his pecuniary interest therein.

(2)   Of the  5,143,244  shares  reported  as  beneficially  owned  by  Mr.  E.
Grinberg, 161,944 are shares of Common Stock owned by Mr. E. Grinberg individually over which he has sole investment and voting power; 809,736 are shares of Common Stock which he has the right to acquire by the exercise of options under the Company's Stock Incentive Plan; 54,032 are shares of Common Stock held under the Company's 401(k) Plan, the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg, both of whom have shared investment and voting power as to such shares; and 82,176 are shares of Common Stock held under the Company's Stock Bonus Plan, for which Mr. G. Grinberg and Mr. E. Grinberg are co-trustees with Frank Kimick and Vivian D'Elia, and as to which shares they have shared investment and voting power. In addition, 20,000 are shares of Common Stock owned by The Efraim Grinberg Family Foundation, a non-profit corporation, as to which shares Mr. E. Grinberg has shared investment and voting control together with the other member of the Board of Directors of that non-profit corporation. The balance of Mr. E. Grinberg's shares are shares of Class A Common Stock, convertible on a one-for-one basis into shares of Common Stock, including: 247,995 shares which he owns individually and over which he has sole investment and voting power; 15,000 shares owned by The Efraim
Grinberg Family Foundation, as to which shares Mr. E. Grinberg has shared investment and voting control with the other member of the Board of Directors of that non-profit corporation; 100,191 shares owned by The Grinberg Family Foundation, a non-profit corporation of which Mr. G. Grinberg, his wife and Mr.
E. Grinberg and his two siblings are the directors and as to which shares these individuals have shared investment and voting power; and 563,306 shares held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is sole trustee. As sole trustee, Mr. E. Grinberg has sole investment and voting power with respect to the shares held by such trusts. In addition, the amount of shares reported for Mr. E. Grinberg includes an aggregate of 862,940 shares of Class A Common Stock held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr.
E. Grinberg is co-trustee with Mr. Andy Regan. As co-trustee, Mr. E. Grinberg has shared investment and voting power with Mr. Regan with respect to the shares held by such trusts. Also included in the shares reported for Mr. E. Grinberg are 2,225,924 shares of Class A Common Stock owned by Grinberg Partners L.P., of which Grinberg Group Partners is the general partner. As managing partner of Grinberg Group Partners, Mr. E. Grinberg has shared power to direct the voting and disposition of the shares owned by Grinberg Partners L.P. Mr. E. Grinberg disclaims beneficial ownership as to the 954,218 shares held by the trusts for the benefit of his siblings of which he is trustee or co-trustee, the shares held under the Company's Stock Bonus Plan and its 401(k) Plan (except to the extent of his pecuniary interest therein) and the shares held by The Grinberg Family Foundation and The Efraim Grinberg Family Foundation.

                                                        CUSIP NO.: 624580 10 6


Item 5              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                    Not applicable

Item 6              OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON:

                    See Item 4

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                    Not applicable

Item 8              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                    Not applicable

Item 9              NOTICE OF DISSOLUTION OF GROUP:

                    Not Applicable

Item 10             CERTIFICATION:

                    Not Applicable

                                                        CUSIP NO.: 624580 10 6


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2007


                                              /s/ Gedalio Grinberg
                                              ------------------------------
                                              Gedalio Grinberg



                                              /s/ Efraim Grinberg
                                              ------------------------------
                                              Efraim Grinberg